Exhibit 99.1

This presentation (“Presentation”) is provided by SIGNA Sports United N.V. (the “Company”, and together with its consolidated subsidiaries, the “Group”) for informational purposes only. The information contained herein does not purport to be all-inclusive and neither the Company nor any of its or their control persons, officers, directors, employees or representatives makes any representation or warranty, express or implied, as to the accuracy, completeness or reliability of the information contained in this Presentation. You should consult your own counsel and tax and financial advisors as to legal and related matters concerning the matters described herein, and, by accepting this Presentation, you confirm that you are not relying upon the information contained herein to make any decision. This Presentation, and other statements that the Group may make, contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act. These forward-looking statements include, but are not limited to, statements regarding: the Group’s intent, belief or current expectations; future events; the estimated or anticipated future results an revenues of the Group; future opportunities for the Group; future planned products and services; business strategy and plans; objectives of management for future operations of the Group; market size and growth opportunities; competitive position, technological and market trends; and other statements that are not historical facts. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “could,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “suggests,” “targets,” “projects,” “forecast” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements are based on the current expectations, beliefs and assumptions of the Group’s management and on information currently available to management and are not predictions of actual performance or further results. Forward-looking statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, the following, as well as the risk factors identified in the Group’s Securities and Exchange Commission filings: our future operating or financial results; our expectations relating to dividend payments and forecasts of our ability to make such payments; our future acquisitions, business strategy and expected capital spending; our assumptions regarding interest rates and inflation; business disruptions arising from the coronavirus outbreak; our financial condition and liquidity, including our ability to obtain additional financing in the future to fund capital expenditures, acquisitions and other general corporate activities; estimated future capital expenditures needed to preserve our capital base; our ability to effect future acquisitions and to meet target returns; changes in general economic conditions in the Federal Republic of Germany, including changes in the unemployment rate, the level of consumer prices, wage levels, etc.; the further development of online sports markets, in particular the levels of acceptance of internet retailing; our behavior on mobile devices and our ability to attract mobile internet traffic and convert such traffic into purchases of our goods; our ability to offer our customers an inspirational and attractive online purchasing experience; demographic changes, in particular with respect to the Federal Republic of Germany; changes affecting interest rate levels; changes in our competitive environment and in our competition level; changes affecting currency exchange rates; the occurrence of accidents, terrorist attacks, natural disasters, fire, environmental damage, or systemic delivery failures; our inability to attract and retain qualified personnel; political changes; and changes in laws and regulations. Forward-looking statements speak only as of the date they are made, and the Group assumes no duty to and does not undertake to update forward-looking statements. Actual results could differ materially from those anticipated in forward-looking statements and future results could differ materially from historical performance. This Presentation is for informational purposes only and does not constitute, or form a part of, an offer to sell or the solicitation of an offer to sell or an offer to buy or the solicitation of an offer to buy any securities, and there shall be no sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law. SIGNA SPORTS UNITED 2

(2) (3) PF LTM Revenue PF LTM Net Revenue Growth PF LTM Gross Margin PF LTM Adjusted EBITDA 5.4% of LTM Net Revenue PF LTM Active Customers PF LTM Total Visits PF LTM Net Orders PF LTM AOV Source: Company information. Note: SSU financial year end as of 30-Sep and LTM refers to twelve-month period ending 30-Sep-21. Metrics pro forma for WCRC, Midwest Sports and Tennis Express. WCRC closed concurrently with SPAC transaction on 14-Dec-21. Tennis Express acquisition closed on 31-Dec-21. (1) Net revenues excluding VAT and returns. (2) Gross profit defined as Net revenues less cost of materials adjusted for extraordinary write-offs. (3) Adj. EBITDA calculated as consolidated net income (loss) before SIGNA SPORTS UNITED 3 interest, taxes, depreciation and amortization adjusted for material one-time items, share based compensation, consulting fees, restructuring costs, transaction related charges and other expenses.

LEGACY SSU: BUSINESS HIGHLIGHTS Q4 FY2021

MARKET UPDATE

- **Demand remained elevated** across verticals as **global megatrends** remain powerful drivers of consumer interest
- Full-bike inventory constrained amidst **C-19 supply disruptions**; strong demand driving rapid inventory turnover in full-bike category
- Supply constraints starting to impact other verticals, though impact less severe than full-bike category
- Elevated transportation costs pressuring margins
- European on-shoring of supply chain partially de-risks future disruptions

BUSINESS UDPATE

- **Resilient business model** across verticals maintaining growth profile (10% YoY net revenue growth) despite limited full-bike supply
- +19% YoY Q4 FY21 net revenue growth excl. Full-Bike. (Incl. Bike Parts: +22% YoY, Bike Accessories: +19%, Tennis: +25%, Outdoor: +28%)
- Investment in customer acquisition driving **market share gains** and **accelerating active customer growth** to 5.1M LTM (+31.9% YoY)
- **Traffic growth** on top of COVID-19 driven traffic spikes, +32% vs. FY19
- **Record net conversion** leading to strong order growth despite full-bike supply constraints
- Strong demand resulted in **continued gross margin expansion**
- Further **geographic net revenue diversification** in Q4 FY21, particularly in the Nordics (+26%)
- **Strengthening of market position** with successful launches of flagship tennis retail stores in key European markets

OTHER

- **Began trading** on the New York Stock Exchange on December 15, 2021
- Closing of previously announced business combination provided **gross proceeds of $484 million from SPAC + PIPE**
- In conjunction with public listing, **SSU closed the acquisition of WiggleCRC, and Tennis Express** shortly thereafter

SIGNA SPORTS UNITED

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Targeted marketing spend (M) resulted in accelerating growth in customers and conversion, leading to 5.1M Q4 FY21 active customers YoY Growth Q4 FY20 Limited full-bike inventory YoY Growth resulting in slightly lower Q4 FY21 and FY21 AOV, offset by growth in net orders Q4 FY19 Q4 FY20 Q4 FY21 Q4 FY20 Q4 FY21 YoY vs. FY19 FY20 FY21 YoY vs. FY19 Total Visits (M) 74.2 75.5 2% 25% 250.2 274.4 10% 32% Net Orders (M) 1.8 2.1 21% 64% 5.5 7.1 29% 66% Net AOV (€) 98.8 94.3 (5%) (5%) 101.1 100.6 (0)% 3% Source: Company information. Note: All metrics exclude the impact of Tennis Express and WiggleCRC acquisitions, inclusive of Midwest Sports from May 1st, 2021. SIGNA SPORTS UNITED 5

LEGACY SSU: RESILIENT FINANCIAL PERFORMANCE IN Q4 FY21

NET REVENUE
(M)

19% YoY growth excluding full-bike category

37.1% Q4 FY20 YoY Growth

10.0% Q4 FY21 YoY Growth


€164
€224
€247
Q4 FY19
Q4 FY20
Q4 FY21

31% YoY growth excluding full-bike category

30.9% FY20 YoY Growth

24.0% FY21 YoY Growth


€537
€703
€872
FY 2019
FY 2020
FY 2021

	Q4 FY20	Q4 FY21	*YoY*	*vs. FY19*
Net Revenue (€M)	224.3	246.7	10%	51%
Gross Profit (€M)	81.1	93.7	16%	64%
Gross Profit Margin	36.2%	38.0%	182bps	297bps
Adj. EBITDA (€M)	6.0	0.9	(85%)	(86%)
Adj. EBITDA Margin	2.7%	0.4%	(233)bps	(364)bps

	FY 2020	FY 2021	*YoY*	*vs. FY19*
Net Revenue (€M)	703.2	872.0	24%	62%
Gross Profit (€M)	254.0	339.1	33%	83%
Gross Profit Margin	36.1%	38.9%	277bps	431bps
Adj. EBITDA (€M)	14.5	27.7	90%	NM
Adj. EBITDA Margin	2.1%	3.2%	111bps	300bps

FY21 Net revenue **growth in Q4 FY21 of 10%** despite constrained inventory across full-bike category, 19% excl. full-bike

Strong demand resulting in **continued margin expansion** on quarterly and full-year basis

Marketing investment in Q4FY21 implemented to drive long-term value with **targeted customer acquisition** and **market share gains** across verticals

Adj. EBITDA margin up 111bps FY21 vs. FY20

Note: All metrics exclude the impact of Tennis Express and WiggleCRC acquisitions, inclusive of Midwest Sports from May 1, 2021.
Metrics are presented on a Non-GAAP basis. Gross profit defined as Net revenues less cost of materials adjusted for extraordinary write-offs. Adj. EBITDA calculated as consolidated net income (loss) before interest, taxes, depreciation and amortization adjusted for acquisition related charges, reorganization and restructuring costs, consulting fees, share-based compensation and other items not directly related to current operations. For reconciliation to nearest IFRS financial metrics, see appendix.

SIGNA SPORTS UNITED
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Pro Forma For Full-Year Impact of Announced Acquisitions (M) (M) FY2021 PF FY2021 FY2021 PF FY2021 FY21 PF FY21 FY21 PF FY21 Total Visits (M) 274.4 435.9 Gross Profit (€M) 339.1 530.1 Net Orders (M) 7.1 11.5 Gross Profit Margin 38.9% 38.9% Net AOV (€) 100.6 101.9 Adj. EBITDA (€M) 27.7 73.2 Adj. EBITDA Margin 3.2% 5.4% Note: Pro forma metrics include the full-year impact of Midwest Sports, Tennis Express, and WiggleCRC acquisitions. Metrics are presented on a Non-GAAP basis. Gross profit defined as Net revenues less cost of materials adjusted for extraordinary write-offs. Adj. EBITDA calculated as consolidated net income (loss) before interest, taxes, depreciation and amortization adjusted for acquisition related charges, reorganization and restructuring costs, consulting fees, share-based compensation and other items not directly related to current operations. For reconciliation to nearest IFRS financial metrics, see appendix. SIGNA SPORTS UNITED 7

FY2022 GUIDANCE & OUTLOOK

FY2022 GUIDANCE

NET REVENUE

(M)



Confirming previous management assessment
€1,400 - €1,550
€1,362
€872
FY2021A
PF FY2021
PF FY2022E

MARKET / BUSINESS UPDATE

- Favorable structural megatrends remain, double digit topline growth expected to return once supply chain pressures ease towards the end of CY2022
- Uncertainty relating to consumer demand against inflationary backdrop and COVID-19, expectation that consumers will cut other discretionary categories before sports
- Expect H1 FY2022 to see negative organic growth on a pro forma basis; comping against strong lock-down induced H1 FY2021 and full-bike supply constraints. Anticipated return to organic growth expected from FYQ3

BUSINESS PRIORITIES

- Focus on further penetration into U.S.
- Consolidate strong market positions in key European markets
- Leverage expanded fulfilment network to better serve key markets
- Natural consolidator well positioned to pursue M&A pipeline, near-term focus on realizing WCRC topline synergies; benefits to ramp from FY23
- Building foundation for marketplace business to launch in late 2022

Note: Financials pro forma for WiggleCRC, Midwest Sports and Tennis Express transactions assuming a full fiscal year of ownership.

SIGNA SPORTS UNITED

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LONG TERM TARGET FINANCIAL MODEL

FINANCIAL TARGETS OVERVIEW

	FY 2021A(1)	PF FY 2021(2)	LONG TERM
E-commerce			
Gross Margin	38.9%	38.9%	37 – 39%
Personnel	(10.5%)	(10.1%)	(8) – (10) %
Logistics	(10.4%)	(10.3%)	(8) - (9)%
Marketing	(8.2%)	(7.0%)	(5) – (6) %
IT / Other	(6.7%)	(6.2%)	(4) – (6) %
E-Commerce Adj. EBITDA(3)	**3.2%**	**5.4%**	**8 – 10%**
Platform Adj. EBITDA(4)			**30+%**
Group Adj. EBITDA	**3.2%**	**5.4%**	**12 – 15%**
Capital Intensity(5)	**2.8%**	**2.7%**	**<3%**

- ✓ Dynamic pricing
- ✓ Improving wholesale economics
- ✓ Private label share
- ✓ Increased automation
- ✓ Logistics efficiencies
- ✓ Growing repeat share
- ✓ Close to target in core markets today
- ✓ Advertising / 3P Models
- ✓ Platform target 15% of Net Revenues
- ✓ Scale fulfilment capacity

Source: Company Information.
Note: Metrics are presented on a Non-GAAP basis. Gross profit defined as Net revenues less cost of materials adjusted for extraordinary write-offs. Adj. EBITDA calculated as consolidated net income (loss) before interest, taxes, depreciation and amortization adjusted for acquisition related charges, reorganization and restructuring costs, consulting fees, share-based compensation and other items not directly related to current operations. Cost breakdown subject to preliminary cost mapping of acquired businesses. (1) Standalone. (2) Pro forma for WCRC, Midwest Sports and Tennis Express. WCRC closed concurrently with SPAC transaction on 14-Dec-21. Tennis Express acquisition closed on 31-Dec-21. (3) Own e-commerce business. (4) Platform includes RMS and Marketplace businesses. (5) Capital Intensity defined as Capex as a % of Net Revenue.

SIGNA SPORTS UNITED 9

Large, fragmented sports retail market with high long-term growth in focus verticals Market leading sports specialist webshop brands with ~7M+ active customers Robust, double digit organic growth with demonstrated ability to enter new markets Proven unit economics and expanding margins Unique global consolidation opportunity based on proven playbook Accretive, technology-driven platform and ecosystem expansion SIGNA SPORTS UNITED 10

(1) % Revenue Retention 2017 2018 2019 2020 2021 2017 2018 2019 2020 2021 Revenue Retention Cohorts Older Than 1+ Years Cohorts prior 2016 Cohort 2016 Cohort 2017 Cohort 2018 Revenue Retention All Cohorts Cohort 2019 Cohort 2020 Cohort 2021 Source: Company information. Note: Customer retention data represents SSU legacy data excluding Tennis Pro, Outfitter, and Tennis Point US businesses. (1) Revenue Retention = (Y[t] revenues all cohorts – Y[t] revenues new cohorts) / (Y[t-1] revenues all cohorts). Actuals LTM September, revenue cohorts greater than 1+ years. SIGNA SPORTS UNITED 12

Legacy SSU Pro Forma SSU Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 PF Q2 PF Q3 PF Q4 PF FY2020 FY2020 FY2020 FY2020 FY2020 FY2021 FY2021 FY2021 FY2021 FY2021 FY2021 FY2021 FY2021 FY2021 FY2021 LTM Active Customers (M) 3.2 3.3 3.6 3.9 3.9 4.2 4.5 5.0 5.1 5.1 7.0 7.3 7.4 7.4 7.4 YoY Growth 17.0% 14.6% 22.7% 27.1% 27.1% 30.1% 37.5% 37.9% 31.9% 31.9% 22.3% 27.5% 18.9% 12.7% 12.7% Total Visits (M) 49.1 48.4 78.4 74.2 250.2 64.5 61.9 72.5 75.5 274.4 115.0 105.1 110.8 105.0 435.9 YoY Growth 14.3% 8.0% 32.7% 22.6% 20.6% 31.3% 27.8% (7.5%) 1.7% 9.7% 20.7% 13.6% (25.7%) (19.8%) (6.8%) Net Orders (K) 1,049 973 1,662 1,768 5,451 1,502 1,387 2,031 2,135 7,056 2,803 2,483 3,119 3,050 11,455 YoY Growth 16.0% 17.9% 35.8% 36.1% 28.2% 43.2% 42.6% 22.2% 20.8% 29.4% 39.3% 33.1% (3.8%) (2.3%) 11.8% AOV (EUR) €93.2 €96.0 €111.4 €98.8 €101.1 €98.7 €106.4 €104.5 €94.3 €100.6 €99.6 €105.1 €105.5 €97.6 €101.9 YoY Growth 3.8% 1.8% 5.8% (0.1%) 3.2% 6.0% 10.8% (6.2%) (4.5%) (0.5%) 5.2% 12.1% 1.9% (2.1%) 3.1% Source: Company information. Note: Legacy SSU excludes the impact of WiggleCRC, Tennis Express acquisitions. Midwest Sports included from 05/09/2021. Pro Forma SSU includes full-year impact of WiggleCRC, Midwest Sports, and Tennis Express acquisitions. SIGNA SPORTS UNITED 13

FY Q4 FY 2021 2021 Net Loss (€21.1) (€46.0) Income Tax Benefit (3.0) 1.6 Earnings before tax (EBT) (€24.1) (€44.4) Share of results of associates 0.4 1.3 Finance income (2.9) (3.0) Finance costs 1.1 9.7 Depreciation and amortization 8.5 30.9 EBITDA (€17.0) (€5.5) Total EBITDA Adjustments 17.9 33.2 Transaction related charges 0.1 0.5 Reorganization and restructuring costs 5.7 7.4 Consulting fees 9.3 22.5 Share-based compensation 2.7 2.7 Other material one-time items 0.1 0.1 Adj. EBITDA €0.9 €27.7 Note: All metrics exclude the impact of Tennis Express and WiggleCRC acquisitions. Midwest Sports contribution included from May 1, 2021. SIGNA SPORTS UNITED 14

RECONCILIATION OF PRO FORMA REVENUE AND ADJ. EBITDA

SSU FY2021 Pro Forma Adjustments						
EUR in millions	SSU	(-) MW Stub	SSU SA	(+) WCRC	(+) MW / TE	2021 PF
Net Revenue	**€872.0**	**(€16.5)**	**€855.4**	**€417.7**	**€89.3**	**€1,362.4**
(-) Cost of Materials	(532.8)	8.3	(524.6)	(259.0)	(48.7)	(832.3)
Gross Profit	**€339.1**	**(€8.3)**	**€330.9**	**€158.6**	**€40.6**	**€530.1**
% Margin	*38.9%*	*50.0%*	*38.7%*	*38.0%*	*45.4%*	*38.9%*
(-) Marketing Expense	(71.2)	1.2	(70.0)	(16.2)	(8.8)	(95.1)
(-) Logistics	(90.7)	2.0	(88.7)	(40.4)	(10.6)	(139.7)
(-) Employee Costs	(91.4)	1.4	(90.0)	(40.4)	(7.8)	(138.2)
(-) IT & Other Expenses	(58.1)	2.0	(56.1)	(22.1)	(5.7)	(83.9)
Adj. EBITDA	**€27.7**	**(€1.6)**	**€26.1**	**€39.5**	**€7.6**	**€73.2**
% Margin	*3.2%*	*9.9%*	*3.0%*	*9.5%*	*8.6%*	*5.4%*

Note: SSU and Midwest Sports stub reflect audited PCAOB financials, WiggleCRC financials audited by AICPA. Full year Midwest Sports and Tennis Express financials reflect management accounts. Based on preliminary mapping of WCRC financial accounts. Metrics are presented on a Non-GAAP basis. Gross profit defined as Net revenues less cost of materials adjusted for extraordinary write-offs. Adj. EBITDA calculated as consolidated net income (loss) before interest, taxes, depreciation and amortization adjusted for acquisition related charges, reorganization and restructuring costs, consulting fees, share-based compensation and other items not directly related to current operations.

SIGNA SPORTS UNITED 15

KPI Definition Customers with one or more purchases within the last 12 months, irrespective of Active Customers cancellations or returns Number of visits including mobile and website. Cut off at 30 minutes of inactivity and at date change. Total Visits Not cut off at channel change during session Net Orders Orders post cancellations and returns Net AOV Total online revenue (excluding sales partners) divided by net orders (post cancellations and returns) Online revenue (excluding sales partners) equal to net orders (post cancellations and Net Online Revenue returns) multipled by Net AOV Platform Revenue Revenue derived from non-1P E-commerce business models (i.e. retail media sales, marketplace) Gross Profit Net revenues less cost of materials adjusted for extraordinary write-offs Consolidated net income (loss) before interest, taxes, depreciation and amortization adjusted for Adjusted EBITDA material one-time items, share based compensation, consulting fees, restructuring costs, transaction related charges and other expenses SIGNA SPORTS UNITED 16

SSU Investor Relations https://investor.signa-sportsunited.com SSU Investors Contact Matt Chesler, CFA Allison + Partners matt.chesler@allisonpr.com +1 646 809 2183 SIGNA SPORTS UNITED 17